UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                           Versar, Inc.
                          Name of Issuer

                              Common
                  Title and Class of Securities

                            925297103
                           CUSIP Number


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
(1) has previous statement on file reporting beneficial ownership of more than five person of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(SeeRule 13d-7)


                       CUSIP NO.  925297103

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Versar Employee Savings and Stock Ownership Plan
     Federal ID# 54-1367522

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A)
     (B)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OR ORGANIZATION

     United States

5.   SOLE VOTING POWER
     915,676

6.   SHARED VOTING POWER
          0

7.   SOLE DISPOSITIVE POWER
     915,676

8.   SHARED DEPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON.

     915,676

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15.01%

12.  TYPE OF REPORTING PERSON*


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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                           Versar, Inc.

Item 1.

(a)  The Issuer is Versar, Inc.
(b)  Issuer's principal executive offices are located at 6850
     Versar Center, Springfield, Virginia 22151.

Item 2.

(a)  Versar Employee Savings and Stock Ownership Plan ("ESSOP")
(b)  Principal business address is : 6850 Versar Center,
     Springfield, Virginia 22151
(c)  Citizenship: United States
(d)  Common Shares
(e)  CUSIP Number: 925297103

Item 3.  Statement if filed pursuant to Rule 13d-1(b)

(f) Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 240.13d-1(b) (1)
     (ii) (F).

Item 4.  Ownership

(a) The aggregate number of shares beneficially owned by the ESSOP is 915,676 shares.
(b) This represents 15.01 percent of the 6,096,645 shares outstanding in the Issuer's most recently filed Form 10-Q dated December 31, 1998.
(c) The ESSOP has the sole power to vote or direct to vote all 915,676 shares and that power is not shared with another person.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

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Item 6.  Ownership of more that five percent on behalf of another person.

         Not applicable

Item 7.  Identification and classification of the Subsidiary

         Not applicable

Item 8.  Identification and Classification of Members of the
         Group.

         Not applicable

Item 9.  Notice of Dissolution of Group

         Not applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1999


/S/ Michael Markels, Jr.
------------------------
Signature

Michael Markels, Jr., Trustee
-----------------------------
Name/Title

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